Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company Intellipharmaceutics International Inc. (the “Company”) 30 Worcester Road Toronto, Ontario M9W 5X2
Item 2:	Date of Material Change May 6, 2010
Item 3:	News Release A press release was issued by the Company via Canada NewsWire on May 20, 2010 (the “May 20 Press Release”) and subsequently filed on SEDAR on the same date.
Item 4:
Summary of Material Change
The Company and its development partner Par Pharmaceutical, Inc. (“Par”) received confirmation that the previously announced stays of the patent litigation concerning a generic version of the attention deficit hyperactivity disorder drug, Focalin XR®, (dexmethylphenidate hydrochloride), have expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation.
The parties (Intellipharmaceutics International Inc., Intellipharmaceutics Corp., Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd.) have also entered into license agreements in conjunction with the settlements of the litigation concerning the Company’s generic drug application in the FDA for 5, 10, 15 and 20 mg. strengths of dexmethylphenidate hydrochloride.  Intellipharmaceutics’ management presently expect that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.

Item 5:	Full Description of Material Change

5.1
Full Description of Material Change
Intellipharmaceutics International Inc., its wholly owned subsidiary Intellipharmaceutics Corp., and its licensee and development partner Par received confirmation that the previously announced stays of the patent litigation concerning a generic version of the attention deficit hyperactivity disorder drug, Focalin XR®, (dexmethylphenidate hydrochloride), have expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation.

The parties (Intellipharmaceutics International Inc., Intellipharmaceutics Corp., Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd.) have also entered into license agreements in conjunction with the settlements of the litigation concerning the Company’s generic drug application in the FDA for 5, 10, 15 and 20 mg. strengths of dexmethylphenidate hydrochloride.  Intellipharmaceutics’ management presently expects that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  The Company has a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride XR capsules in the U.S., which commences with the commercial launch of the product by Par.  Details of the license agreement remain confidential.
In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.  Intellipharmaceutics’ application for approval of a generic version of Focalin XR® remains subject to FDA approval.  No assurance can be given as to whether or when the FDA will approve Intellipharmaceutics’ generic version of Focalin XR®.

5.2	Disclosure for Restructuring Transactions Not applicable.
Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7:	Omitted Information Not applicable.
Item 8:	Executive Officer The following senior officer of the Company is knowledgeable about the material change and this report: John Allport Vice-President, Legal Affairs and Licensing (416) 798-3001
Item 9:	Date of Report May 20, 2010

INTELLIPHARMACEUTICS INTERNATIONAL INC.
By:	“John Allport”
Name:	John Allport
Title:	V.P. Legal Affairs & Licensing

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